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Studsvik®

PRESS RELEASE 02 MAR -1 AM 8:36 1(1)

February 28, 2002

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SSI Lifts Temporary Ban on Isotope Transportation from Studsvik

On February 27, the Swedish Radiation Protection Authority (SSI) decided to lift the temporary ban on the transportation of radioactive substances from Studsvik Nuclear AB's Isotope Service. The decision was made once Studsvik complied with SSI's requirements. For transportation involving the radiation source Iridium-192, SSI will make a decision in each individual case. SSI will continue to examine material requested from Studsvik and will re-evaluate the decision no later than by April 26, 2002.

"We have reacted quickly and decisively to eliminate the quality deficiencies that SSI has indicated. SSI has handled the matter quickly and this has allowed us to minimize downtime. We are continuing our work to improve our quality system and I assume that SSI will lift the remaining restriction on Iridium-192 no later than by April 26", says Studsvik's Group Chief Executive, Hans-Bertil Håkansson.

For further information, please contact
Hans-Bertil Håkansson, President and Chief Executive Officer, phone
+46 155 22 10 26 or +46 709 67 70 26

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